Exhibit 99.1

Crescent Point Provides Preliminary 2024 Budget and Updated Five-Year Outlook

CALGARY, AB, Sept. 11, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to provide its preliminary 2024 budget and an updated five-year outlook.

KEY HIGHLIGHTS

  Annual production of 145,000 to 151,000 boe/d in 2024 based on development capital expenditures of $1.05 to $1.15 billion.
  Generating significant excess cash flow of over $1.0 billion in 2024 at US$80/bbl WTI.
  Increasing proportion of capital allocated to Kaybob Duvernay and Alberta Montney, which represent 70 percent of 2024 budget.
  Enhancing balance sheet strength with expected net debt of $1.7 billion, or 0.7 times funds flow, at year-end 2024.
  Disciplined growth of five percent per year within longer-term outlook with production increasing to 180,000 boe/d by 2028.
  Significant cumulative after-tax excess cash flow of over $4.3 billion expected in the updated five-year plan at US$75/bbl WTI.
  Returning approximately 60 percent of excess cash flow to shareholders through dividends and share repurchases.

"Throughout 2023, our strong results and outperformance have demonstrated the benefits of our improved asset base alongside our ongoing operational execution", said Craig Bryksa, President and CEO of Crescent Point. "This inflection we are seeing in our business is a direct result of our strategy, which is focused on maintaining a resilient portfolio of high-return short- and long-cycle assets. Our disciplined approach is expected to generate sustainable returns and significant excess cash flow for shareholders."

PRELIMINARY 2024 BUDGET

Based on its initial budgeting process and the current commodity price outlook, Crescent Point expects to generate annual average production of 145,000 to 151,000 boe/d in 2024 with development capital expenditures of $1.05 to $1.15 billion. This preliminary production and development capital expenditures guidance incorporates the impact of the Company's recently announced disposition of its North Dakota assets, which is expected to close in fourth quarter 2023.

Approximately 70 percent of Crescent Point's 2024 budget is expected to be allocated to its Kaybob Duvernay and Alberta Montney plays, which provide the Company with top quartile returns, scalability and quick well payouts. Year-over-year production from these Alberta assets is expected to grow by approximately 10 percent by the end of 2024, with continued growth reflected in Crescent Point's five-year plan.

The remaining capital budget will be allocated to the Company's long-cycle assets in Saskatchewan. This area provides Crescent Point with a combination of high-return locations and low-decline production that generates significant excess cash flow.

The Company's 2024 preliminary budget includes allocating approximately three to five percent of its spending to environmental stewardship projects, consistent with its capital allocation framework.

Crescent Point expects to generate significant excess cash flow of over $1.0 billion at US$80/bbl WTI under its preliminary 2024 budget. As part of the Company's return of capital framework, approximately 60 percent of excess cash flow is expected to be returned to shareholders through dividends and share repurchases. Crescent Point's net debt is expected to total approximately $1.7 billion, or 0.7 times adjusted funds flow, at year-end 2024.

The Company will retain flexibility in its overall capital allocation as it finalizes its budget, which is expected to be released toward the end of the year. Additional details within Crescent Point's formal guidance will be provided at that time.

UPDATED FIVE-YEAR OUTLOOK

Crescent Point's strategy is centered around creating sustainable long-term returns for shareholders through a combination of per-share growth, return of capital and balance sheet strength, as reflected within the Company's longer-term outlook.

Crescent Point is targeting production of approximately 180,000 boe/d by 2028 under its updated five-year plan, which equates to a compounded annual growth rate of five percent. This growth is expected to be driven from each of the Company's Kaybob Duvernay and Alberta Montney assets, which are expected to generate over 70 percent of Crescent Point's total production by 2028.

This disciplined growth is in addition to cumulative after-tax excess cash flow generation of over $4.3 billion ($8.15 per share) through 2028, at US$75/bbl WTI. Crescent Point's updated five-year plan is expected to generate significant return of capital for shareholders and a strong balance sheet with net debt improving to approximately $500 million, or 0.2 times adjusted funds flow, in 2028.

2024 PRELIMINARY GUIDANCE

Total Annual Average Production (boe/d) (1)	145,000 - 151,000

Capital Expenditures
Development capital expenditures ($ millions)	$1,050 - $1,150
Capitalized administration ($ millions)	$40
Total ($ millions) (2)	$1,090 - $1,190

1) The total annual average production (boe/d) is comprised of approximately 70% Oil, Condensate & NGLs and 30% Natural Gas
2) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures is allocated as follows: approximately 90% drilling & development and 10% facilities & seismic

RETURN OF CAPITAL OUTLOOK

Base Dividend
Current quarterly base dividend per share	$0.10
Total Return of Capital (1)
% of excess cash flow	~60%

1) Total return of capital is based on a framework that targets to return to shareholders the base dividend plus up to 50% of discretionary excess cash flow

Specified Financial Measures

Throughout this press release, the Company uses the terms "excess cash flow", "excess cash flow per share", "net debt", "net debt to adjusted funds flow" and "base dividends". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the quarter ended June 30, 2023, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

The most directly comparable financial measure for net debt disclosed in the Company's financial statements is long-term debt, which for the period ended June 30, 2023, was $2.98 billion. The most directly comparable financial measure for excess cash flow disclosed in the Company's financial statements is cash flow from operating activities, which, for the three months ended June 30, 2023, was $462.1 million. The most directly comparable financial measure for base dividends disclosed in the Company's financial statements is dividends declared, which for the three months ended June 30, 2023 was $54.8 million.

Excess cash flow forecasted for 2024 to 2028 is a forward-looking non-GAAP measure and is calculated consistently with the measure disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the quarter ended June 30, 2023.

Excess cash flow per share is a non-GAAP ratio and is calculated as excess cash flow divided by the number of shares outstanding. Excess cash flow per share presents a measure of financial performance to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. This measure is based on current shares outstanding.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following; annual production of 145,000 - 151,000 boe/d in 2024 based on development capital expenditures of $1.05 - $1.15 billion; generating excess cash flow of over $1.0 billion in 2024 at US$80 WTI; proportion of capital allocated to Kaybob Duvernay and Alberta Montney assets and portion of annual budget; enhancing balance sheet strength; expected net debt and multiple of funds flow, at year-end 2024; disciplined growth of five percent per year within longer-term outlook with production increasing to 180,000 boe/d by 2028; significant cumulative after-tax excess cash flow of over $4.3 billion expected in the updated five-year plan at US$75 WTI and per-share numbers; returning approximately 60 percent of excess cash flow to shareholders through dividends and share repurchases; portfolio strategy; benefits of disciplined approach; timing for closing of the Company's North Dakota disposition; expected benefits of the Company's Alberta assets; year-over-year production from the Company's Alberta assets and continued growth thereof in the Company's five-year plan; capital expenditures allocated to the Company's long-cycle assets in Saskatchewan; expected benefits of the Company's long-cycle assets in Saskatchewan; preliminary budget includes allocating approximately three to five percent of spending to environmental stewardship projects; retaining flexibility in its overall capital allocation; 2024 budget expected to be released toward the end of 2023, with additional details within Crescent Point's formal guidance provided; the components of Crescent Point's strategy and longer-term outlook; growth expected to be driven from each of the Company's Kaybob Duvernay and Alberta Montney assets, which are expected to increase to over 70 percent of Crescent Point's total production by 2028; five-year plan generating significant return of capital for shareholders and a strong balance sheet with net debt improving to approximately $500 million, or 0.2 times adjusted funds flow, in 2028; Crescent Point's 2024 production and development capital expenditures guidance; other information for Crescent Point's 2023 guidance, including capitalized administration as well as expected product types; and return of capital outlook, including expected percentage of excess cash flow returned; base dividend, and the additional return of capital targeted as a percentage of discretionary excess cash flow.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2022 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2022, and for the quarter ended June 30, 2023, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended June 30, 2023, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses" and herein. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Crescent Point's 2024 preliminary guidance in respect of capital expenditures and average annual production; five-year outlook; five-year plan expectations, including but not limited to excess cash flow generation, net debt, production and other components which are based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. The Company's return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Reserves and Drilling Data

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2023/11/c0167.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:30e 11-SEP-23